MS STRUCTURED ASSET CORP.

August 13, 2014

Rolaine Bancroft

Senior Special Counsel

David Beaning

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SATURNS Trust No. 2010-04 (IP) Form 10-K Filed March 27, 2014 File no. 001-34978

Dear Ms. Bancroft and Mr. Beaning:

MS Structured Asset Corp. (“MSSAC”) is in receipt of your letter on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 31, 2014 providing comments respect to the filing on Form 10-K by MSSAC referenced above (the “Filing”). Item 1122 of the Filing in the body of the Form 10-K, “Compliance with Applicable Servicing Criteria”, refers to Exhibits 33.1 and 34.1 to the Filing, which describe material instances of noncompliance with servicing criteria by The Bank of New York Mellon (formerly The Bank of New York), BNY Mellon Trust of Delaware (formerly BNYM (Delaware)) and/or The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.) (collectively the “Servicer”) identified in connection with the servicing platform-based review of the Servicer’s 2013 activities. Item 1122 of the Filing in the body of the Form 10-K does not state – although it is in fact the case – that the relevant instances of noncompliance did not relate to the Servicer’s actions in connection with the SATURNs program and would not be material to the servicing of SATURNS Trust No. 2010-04 (IP). As you request, MSSAC hereby confirms that in future filings, where applicable, (i) material instances of noncompliance noted in the report on assessment of compliance with servicing criteria will be identified in the report on Form 10-K and (ii) a discussion of the material impacts or effects of a material instance of noncompliance will be described either in the body of the Form 10-K or in the related servicing party’s assessment such that an investor would be able to determine whether or not such material instance is relevant to the servicing of the particular asset-backed securities.

In connection with this response, MSSAC acknowledges that:

Rolaine Bancroft

David Beaning

Securities and Exchange Commission

August 13, 2014

(i) MSSAC is responsible for the adequacy and accuracy of the disclosure in the Filing;

(ii) comments by the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(iii) MSSAC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MS STRUCTURED ASSET CORP.

By: /s/ In-Young Chase_____

Name: In-Young Chase

Title: Vice President